Wayne Rehberger

Senior Vice President & Chief Financial Officer

September 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: W. John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

Re:Engility Holdings, Inc. (the “Company” or “Engility”)

Form 10-K for the Fiscal Year Ended December 31, 2016, Filed March 9, 2017

Form 8-K, Filed March 9, 2017

Form 8-K, Filed May 4, 2017

Form 8-K, Filed August 3, 2017

File No. 1-35487

Dear Mr. Cash:

We hereby submit the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company dated August 18, 2017 in connection with the Staff’s review of (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) and (ii) the Company’s Current Reports on Form 8-K filed on March 9, 2017, May 4, 2017 and August 3, 2017. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8. Consolidated Financial Statements

5. Goodwill and Identifiable Intangible Assets, page 57

1.	It appears you had 7 reporting units with goodwill in 2015 and 5 reporting units with goodwill in 2016. Please address the following:
●	More fully explain to us the nature of and reasons for changes in your reporting units, including changes in your allocation of goodwill to each reporting unit; and
●	Tell us whether you performed an interim impairment test related to existing reporting units before the change, if not, explain why.

Refer to ASC 350-20-35-45 and ASC 350-20-35-3Cf.

Response:  Effective October 26, 2016, the Company completed a strategic realignment of the organization (the “2016 Realignment”).  Engility explained its rationale for the 2016 Realignment on page 3 of its 2016 Form 10-K as set forth below:

“Organizational Design

Effective October 2016, we streamlined our structure from seven to five groups, each led by a senior vice president. We made this change to align more closely with our customers’ missions, increase customer intimacy, and eliminate overlap and redundancy. Under this new model, the functional organizations were centralized and realigned to the five groups to help improve operational efficiencies and our ability to share best practices across the organization. The new structure provides employees with better career development and growth opportunities with centralized expertise and functional leadership support. The matrixed organization also enables the group senior vice presidents to devote more of their time to the customer and growing their respective portfolios. As noted above, we divested our international development business to RTI International in January 2017 to enhance our focus in our core markets and generate additional cash to repay our outstanding indebtedness.”

The effects of the 2016 Realignment were (i) the combination of the Company’s two reporting units serving Engility’s Navy and Air Force customers and Joint DoD and Army customers to form the Defense Group and (ii) the combination of Engility’s two reporting units serving the Federal/Civilian and International customers to form the Federal Civilian Group.  Since each of the Defense Group and Federal Civilian Group reporting units represented the combination, in full, of two prior reporting units, a fair value allocation of prior goodwill balances in accordance with ASC 350-20-35-45 was not necessary.  Instead, the allocation of goodwill to each new reporting unit was the combined balance of the prior reporting units.

In connection with its quarterly control process, the Company evaluated whether any indicators of potential impairment were present as of September 30, 2016 pursuant to ASC 350-20-35-3C.   This evaluation included assessments of (i) actual performance during 2016 of the Company’s seven reporting units relative to prior forecasts (ii) and the likelihood that the Company would complete the sale of its international development business held by its subsidiary, International Resources Group Ltd. (“IRG”).  Following this review, which was completed on October 29, 2016, Engility’s management concluded that it was not more likely than not that the fair values of any of the Company’s reporting units were below their carrying values as of the end of the third quarter of 2016.

Given the close proximity of the dates of the 2016 Realignment and the completion of the third quarter 2016 impairment evaluation (i.e., October 26 and October 29, 2016, respectively), the Company concluded that the 2016 Realignment did not require an additional impairment evaluation. In December 2016, Engility re-assessed the likelihood of the potential sale of its international development business.   Following this review, the Company concluded that the sale or disposal of this business was probable based on the further progress of negotiations.  Accordingly, Engility recorded a non-cash goodwill impairment charge of $10 million in the fourth quarter of 2016.  The sale of IRG was completed in January 2017.

2.

We note you disclose that your chief operating decision maker receives and evaluates consolidated financial information in order to allocate resources and assess performance and, as a result, you determined you have a single operating and reportable segment. We also note you indicate you have 3 business groups in investor presentations and earnings calls and you have 3 Senior Vice Presidents and Group Leaders related to Intelligence Solutions, Space Systems, and Defense. Please more fully explain to us what each Senior Vice President and Group Leader manages and how you determined the 3 business groups are not operating segments pursuant to ASC 280-10-50-1.

Response:  As noted in its response to comment 1 above, the Company completed the 2016 Realignment in the fourth quarter of 2016, resulting in the reduction of the number of its reporting units from seven to five.  In the third quarter of 2017, Engility completed a further organizational realignment (the “2017 Realignment”) resulting in three reporting units:  Intelligence Solutions, Space Systems and Defense, which Engility discussed at a summary level on its earnings call for the second quarter of 2017.  Neither the 2016 Realignment nor the 2017 Realignment changed how Engility operates its business groups, which continue to be organized around customers and have dedicated Group-level senior vice presidents responsible for growth of their respective portfolios, customer relationships, project management and project profitability.   All functional elements of Engility continue to be operated at the enterprise level.  In addition, neither the 2016 nor 2017 Realignments changed the duties of Lynn Dugle, Engility’s Chief Executive Officer and President, in her capacity as the Company’s chief operating decision maker.  Ms. Dugle remains responsible for the consolidated performance of

Engility and the allocation of resources on an enterprise-wide basis.  In executing that responsibility, Ms. Dugle continues to regularly review operating results of the consolidated Company in order to allocate Company-wide resources and assess performance. As a result, in accordance with ASC 280-10-50-1(b), the Company determined it has a single operating segment.

Form 8-K Filed March 9, 2017

Form 8-K Filed May 4, 2017

Form 8-K Filed August 3, 2017

3.

We note you present the non-GAAP financial measures adjusted net income attributable to Engility and adjusted diluted earnings per share attributable to Engility. We also note these are non-GAAP performance measures since they are reconciled to net income and presented on a per share basis. It appears to us that essentially reflecting income tax expense on a cash basis in these measures is not appropriate. Please tell us how you intend to revise these non-GAAP financial measures in future earnings releases to comply with the guidance provided in Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:  The Company acknowledges the Staff’s comment, and it has determined to no longer disclose adjusted net income attributable to Engility and adjusted diluted earnings per share attributable to Engility, as these measures were previously calculated with an adjustment for cash paid for income taxes.  However, the Company views the significant variance between its reported tax expense and its actual cash taxes paid as useful for its investors in order to assess Engility’s overall liquidity.  Accordingly, the Company intends to prospectively revise in future earnings releases its tabular reconciliation of adjusted operating income and adjusted operating margin to reconcile those non-GAAP measures to reported net income and to provide supplemental footnote disclosure of cash paid for income taxes by Engility.  In addition, the Company will also include supplemental footnote disclosure of the amount of any refinancing-related expenses accrued during the reported quarter, as this will provide investors with insight into the Company’s normalized interest expense on a go-forward basis.  For the Staff’s reference, attached hereto as Appendix A is an example of such footnote disclosure using Engility’s most recent earnings release issued on August 3, 2017.

If you have any questions regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at (202) 345-2829.

Sincerely,

/s/ Wayne. M. Rehberger

Wayne M. Rehberger

Chief Financial Officer

cc:	Thomas O. Miiller, Esq., Engility Holdings, Inc.
Jonathan Brooks, Esq., Engility Holdings, Inc.
Richard B. Harkey, Engility Holdings, Inc.
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC
Jay H. Knight, Esq., Bass, Berry & Sims PLC

Appendix A

Proposed Future Presentation of the Company’s Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

ENGILITY HOLDINGS, INC.

Adjusted Operating Income and Adjusted Operating Margin

(dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2017	July 1, 2016	June 30, 2017	July 1, 2016
Net income	$9,448	$4,054	$17,196	$1,929
Provision for income taxes (1)	6,050	1,924	11,060	1,022
Other expenses, net	93	21	163	82
Interest expense, net (2)	18,529	29,064	39,450	58,503
Operating income	$34,120	$35,063	$67,869	$61,536

Adjustments
Acquisition and restructuring-related expenses, excluding amortization	2,342	2,504	3,745	6,701
Acquisition-related intangible amortization	6,334	6,335	12,669	15,619
Loss (gain) on sale of property, plant and equipment	73	—	(497)	—
Total adjustments	8,749	8,839	15,917	22,320
Adjusted operating income	$42,869	$43,902	$83,786	$83,856

Operating margin	6.9%	6.5%	6.9%	5.8%
Adjusted operating margin	8.7%	8.2%	8.6%	7.9%

(1)

Cash paid for income taxes for the three months ended June 30, 2017 and July 1, 2016 was $185 and $477, respectively, and for the six months ended June 30, 2017 and July 1, 2016 was $388 and $884, respectively.

(2)	Interest expense, net, included refinancing-related expenses of $1,692 for the six months ended June 30, 2017.